UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to
SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

K-TEL INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

K-tel International, Inc.
Philip Kives
K-5 Leisure Products, Inc.
National Developments Ltd.
2808715 Manitoba Limited
(Names of persons filing statement)

482724200
(CUSIP Number of Class of Securities)

Philip Kives
K-tel International, Inc.
2491 Xenium Lane North
Plymouth, Minnesota 55441
(763) 559-5566
(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)

with copies to:

Alec C. Sherod, Esq.	Mark S. Weitz, Esq.
Avron L. Gordon, Esq.	Ethan R. Mark, Esq.
Briggs and Morgan, P.A.	Leonard Street and Deinard, P.A.
2400 IDS Center	150 S. Fifth St. #2300
80 South Eighth Street	Minneapolis, Minnesota 55402
Minneapolis, Minnesota 55402	(612) 335-1500
(612) 977-8400

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$224,719	$44.94

* For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $224,719 by the Issuer in lieu of fractional shares immediately following a 1-for-5,000 Reverse Split to holders of fewer than 5,000 shares of the Issuer’s Common Stock prior to the Reverse Split. The aggregate cash payment is equal to the product of a price of $.095 per pre-split share and 2,365,458 pre-split shares, the aggregate number of shares held by such holders.

** Determined pursuant to Rule 0-11(b)(1) as the product of $224,719 and 0.0002.  The registrant paid an additional filing fee on April 12, 2007 and on July 19, 2007.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

RESULTS OF GOING PRIVATE TRANSACTION

On July 18, 2007, K-tel International, Inc. (the “Company”) effected a 1-for-5,000 reverse split (the “Reverse Split”) of the Company’s common stock, par value $.01 per share (“Common Stock”).  Those shareholders who, immediately following the Reverse Split, would have owned only a fraction of a share of the Common Stock will, in lieu thereof, be paid an amount, in cash, equal to $.095 per share of their pre-Reverse Split Common Stock, and will no longer be shareholders of the Company.

Immediately after the completion of the Reverse Split, the Company effected a 5,000-for-1 forward split (the “Forward Split”) of the Common Stock for those shareholders who, following the Reverse Split, continued to own at least one (1) whole share of Common Stock.  The effect is that the number of shares held by each owner of at least 5,000 shares of common stock prior to the Reverse Split is unchanged following the Forward Split.

In order to receive the cash consideration with respect to the Reverse Split, owners of only a fractional share of Common Stock following the Reverse Split are required to deliver their stock certificates and a properly completed letter of transmittal to the Company’s exchange agent, American Stock Transfer.  The results of the Company’s going private transaction are as follows:

Number of shares outstanding prior to the transaction:	13,653,738
Number of shares outstanding after the transaction:	11,288,280
Number of shareholders of record prior to the transaction:	1,430
Number of shareholders of record after the transaction:	22
Total cash payable in lieu of fractional shares:	$224,719

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

K-TEL INTERNATIONAL, INC.

	By:	/s/ Philip Kives
Name: Philip Kives
Dated: July 19, 2007	Title: President and Chief Executive Officer

/s/ Philip Kives
Dated: July 19, 2007	Philip Kives

K-5 LEISURE PRODUCTS, INC.

	By	/s/ Philip Kives
Name: Philip Kives
Dated: July 19, 2007	Title: President

NATIONAL DEVELOPMENTS LTD.

	By:	/s/ Philip Kives
Name: Philip Kives
Dated: July 19, 2007	Title: President

2808715 MANITOBA LIMITED

	By:	/s/ Philip Kives
Name: Philip Kives
Dated: July 19, 2007	Title: President